SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                 Amendment No. 4

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                          TIMCO AVIATION SERVICES, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   887151-20-7
                                 (CUSIP Number)

                        Owl Creek Asset Management, L.P.
     640 Fifth Avenue, 20th Floor, New York, NY 10019, Attn: Daniel Sapadin
                                 (212) 688-2550

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 April 20, 2006
             (Date of event which requires filing of this statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 18 pages)

CUSIP No. 887151-20-7                    13D               Page 2 of 18 pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                           Owl Creek I, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                          WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                165,359
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                165,359
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                165,359
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                0.8%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 887151-20-7                    13D               Page 3 of 18 pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                          Owl Creek II, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                          WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,299,607
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,299,607
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                1,299,607
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                6.1%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 887151-20-7                    13D               Page 4 of 18 pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                     Owl Creek Advisors, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                          WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                1,464,966
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                1,464,966
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                1,464,966
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                6.8%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                CO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 887151-20-7                    13D               Page 5 of 18 pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                            Owl Creek Asset Management, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  []
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                          WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                2,257,433
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                2,257,433
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                2,257,433
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                10.5%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 887151-20-7                    13D               Page 6 of 18 pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                           Jeffrey A. Altman
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  []
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                          WC, OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                3,722,399
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                3,722,399
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                3,722,399
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                    [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                17.4%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 887151-20-7                    13D               Page 7 of 18 pages

Item 1.     Security and Issuer.

            The Schedule 13D initially filed on October 20, 2005, amended by Amendment No. 1 filed on October 21, 2005 amended by Amendment No. 2 filed on December 1, 2005 and subsequently amended on April 13, 2006, relating to the common stock, par value $0.001 (the "Common Stock"), of TIMCO Aviation Services, Inc. (the "Issuer"), a Delaware corporation whose principal executive offices are located at 623 Radar Road, Greensboro, North Carolina 27410, is hereby amended and restated in its entirety by this Amendment No. 4 to the Schedule 13D.

Item 2.     Identity and Background.

            (a) This statement is filed by:
                 (i) Owl Creek I, L.P., a Delaware limited partnership, ("Owl Creek I") with respect to the shares of Common Stock directly owned by it;

                 (ii) Owl Creek II, L.P., a Delaware limited partnership, ("Owl Creek II") with respect to the shares of Common Stock directly owned by it;

                 (iii) Owl Creek Advisors, LLC, a Delaware limited liability company (the "General Partner"), with respect to the shares of Common Stock directly owned by Owl Creek I and Owl Creek II;

                 (iv) Owl Creek Asset Management, L.P. a Delaware limited partnership (the "Investment Manager"), with respect to the shares of Common Stock directly owned by Owl Creek Overseas Fund, Ltd., an exempted company organized under the laws of the Cayman Islands ("Owl Creek Overseas"), and Owl Creek Overseas Fund II, Ltd., an exempted company organized under the laws of the Cayman Islands ("Owl Creek Overseas II"); and

                 (iv) Jeffrey A. Altman, with respect to shares of Common Stock owned by Owl Creek I, Owl Creek II, Owl Creek Overseas and Owl Creek Overseas II.


            The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures made herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

            (b) The address of the principal office of the Reporting Persons is 640 Fifth Avenue, 20th Floor, New York, NY 10019.

            (c) The principal business of each of Owl Creek I and Owl Creek II is serving as a private investment limited partnership. The principal business of the General Partner is serving as general partner of Owl Creek I and Owl Creek II, respectively. The principal business of the Investment Manager is serving as investment manager to Owl Creek Overseas and Owl Creek Overseas II.

            (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 887151-20-7                    13D               Page 8 of 18 pages

            (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

            (f) Each of Owl Creek I, Owl Creek II and the Investment Manager is a limited partnership organized under the laws of the State of Delaware. The General Partner is a limited liability company organized under the laws of the State of Delaware. Mr. Altman is a United States citizen.

            (g) The Reporting Persons believe that upon execution by Owl
Creek I, Owl Creek II, Owl Creek Overseas and Owl Creek Overseas II, (collectively, the "Owl Creek Parties") of the Amended Transaction Agreement (as defined in Item 6) on April 20, 2006, they may have continued their existence as a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13d-1 thereunder, with (i) Lacy
J. Harber, the ultimate beneficial owner of the shares of Common Stock that are owned by LJH, Ltd. ("LJH") and (ii) John R. Cawthron, the holder of a revocable proxy to vote all shares of Common Stock that LJH would be entitled to vote at any annual or special meeting of the stockholders of the Issuer (and collectively with Mr. Harber, the "LJH Parties"), for the purpose of engaging in the proposed transactions described in Items 4 and 6. The Reporting Persons disclaim that they are members of a "group" for purposes of the Exchange Act. Although the Reporting Persons do not affirm that such a "group" continues to exist, this disclosure is being made to ensure compliance with the Exchange Act.

     The LJH Parties and the Reporting Persons have elected to satisfy their filing requirements with respect to Schedule 13D by making individual filings (one filing for the Reporting Persons and one filing for the LJH Parties) rather than by making a single joint filing. For information regarding the LJH Parties, including information with respect to the Items called for by Schedule 13D, please see the LJH 13D, which is available on the SEC's website at www.sec.gov.


Item 3.     Source and Amount of Funds and Other Consideration.

            The shares of Common Stock were acquired pursuant to (i) a tender offer made by the Issuer to the holders of its 8% senior subordinated convertible PIK notes due 2006 and to other noteholders and (ii) a rights offering made by the Issuer to holders of its Common Stock as of 5:00 p.m., New York City time, on October 19, 2005. The tender offer closed on October 12, 2005. The rights offering closed on November 22, 2005. All or part of the shares of Common Stock beneficially owned by the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Owl Creek I, Owl Creek II, Owl Creek Overseas or Owl Creek Overseas II. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

CUSIP No. 887151-20-7                    13D              Page 9 of 18 pages

Item 4.     Purpose of the Transaction.

     The Issuer has previously advised the Reporting Persons that it was in breach of certain of the financial covenants (the "Defaults") in the Financing Agreement dated April 5, 2004 between the Issuer, certain of its subsidiaries named therein and CIT Group/Business Credit, Inc., as Agent and one of the "Credit Parties" named therein ("CIT"), as amended (the "CIT Facility"), and in the Restated and Amended Financing Agreement dated April 8, 2005 between the Issuer, certain of its subsidiaries named therein and Monroe Capital Advisors, LLC as the "Lender" named therein ("Monroe"), as amended (the "Monroe/Fortress Facility"), which on April 11, 2005 was assigned to Fortress Credit Opportunities I LP ("Fortress").

     Pursuant to the Initial Transaction Agreement (as defined in Item 6), LJH purchased the Monroe/Fortress Facility from Fortress on April 10, 2006, with some of the Owl Creek Parties (together with LJH, the "Investors") simultaneously acquiring an approximately 20% participation in the Monroe/Fortress Facility. LJH then proposed to the Issuer that it would modify the terms of that facility to, among other things, resolve the Defaults thereunder, decrease the interest rate and fees payable by the Issuer with respect to the Monroe/Fortress Facility and make available to the Issuer $6 million of additional funding (the "Working Capital Infusion").

     On April 20, 2006 LJH and the Issuer entered into a Second Amendment to Amended and Restated Financing Agreement dated April 20, 2006 between the Issuer and LJH (the "Monroe/Fortress Facility Amendment") resolving all outstanding Defaults, decreasing the interest rate and fees under that facility and providing for the $6 million Working Capital Infusion, approximately 19.48% of which was funded through a participation by the Owl Creek Parties. LJH also entered into a related Intercreditor and Subordination Agreement dated as of April,20, 2006, between LJH and CIT (the "Intercreditor Agreement"). In response to these actions, CIT agreed to amend the terms of CIT Facility pursuant to an Amendment No. 4 to Financing Agreement between CIT as Agent and sole lender and the Issuer, which has resolved certain existing events of default under the CIT Facility and increased the amount of funding available under that facility. These transactions are referred to herein as the "Debt Restructuring."

         LJH has determined not to require as part of the Debt Restructuring that the Issuer agree to merge with TAS Holding, Inc. ("Newco") at this time or to issue any shares of Common Stock and therefore discussions between LJH and the Issuer concerning those transactions have been suspended. There can be no assurance that these discussions will be resumed and if so, lead to any definitive agreement or resulting transaction. The Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D below, except as set forth herein or such as would occur upon completion of any of the actions described above or in Item 6 hereto. However, the Reporting Persons intend to continuously evaluate that and other possible transactions with respect to the Issuer or their ownership of the Issuer, which transactions could have one or more of the effects identified below.

CUSIP No. 887151-20-7                    13D              Page 10 of 18 pages

     Except as described above or in Item 6, the Reporting Persons have no current plans or proposals which relate to or would result in:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board of directors of the Issuer;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuers by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j) any action similar to any of those enumerated above.

     The Reporting Persons intend to review their investment in the Issuer on a continuing basis, and, subject to the provisions of the Amended Transaction Agreement, may, at any time and from time to time, review or reconsider their position and formulate plans or proposals that relate to, might result in, or have the purpose or effect of resulting in the matters enumerated above. Subject to the Amended Transaction Agreement and compliance with applicable law, depending on various factors including, without limitation, the Issuer's financial position and strategic direction, price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Common Stock or selling some or all of its Common Stock, and, alone or with others, pursuing further discussions with the Issuer, other stockholders, including the LJH Parties and third parties and/or otherwise changing their intention with respect to any and all matters referred to in Item 4. To the extent the Monroe/Fortress Facility becomes in default in the future, the Investors may exercise their rights as

CUSIP No. 887151-20-7                    13D              Page 11 of 18 pages

the lenders thereunder. The Reporting Persons may engage in additional discussions with the Issuer's other lenders regarding the terms of the Issuer's indebtedness and regarding other matters relating to the Issuer. Subject to the Amended Transaction Agreement, the Reporting Persons may also in the future (although they have no obligation to do so) propose other arrangements or enter into agreements with the Issuer's other lenders seeking to resolve loan covenant defaults or seeking modifications of terms of the Issuer's indebtedness to avoid restrictions that limit the availability of funding to the Issuer. If any such agreements are reached in the future, the Reporting Persons may seek compensation from the Issuer for any actions by the Reporting Persons with respect to the Issuer's lenders which benefit the Issuer, which compensation may include the payment of cash or the issuance of additional equity or debt securities of the Issuer.

Item 5.     Interest in Securities of the Issuer.

       A. Owl Creek I, L.P.
              (a) Aggregate number of shares beneficially owned: 165,359
                          Percentage: 0.8%  The percentages used herein and in
the rest of Item 5 are calculated based upon 21,441,510 shares of Common Stock that are outstanding as of December 31, 2005 as reported by the Issuer in its Form 10-K for the year then ended.
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 165,359
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition: 165,359
              (c) Other than as described in Item 4 or Item 6 of this
Schedule 13D/A, Owl Creek I, L.P. did not enter into any transactions in the Common Stock of the Issuer within the last sixty days.
              (d) Owl Creek Advisors, LLC, the general partner of Owl Creek I, L.P., has the power to direct the affairs of Owl Creek I, L.P., including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.
              (e) Not applicable.

       B. Owl Creek II, L.P.
              (a) Aggregate number of shares beneficially owned: 1,299,607
                  Percentage: 6.1%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 1,299,607
                  3. Sole power to dispose or direct the disposition: -0-

CUSIP No. 887151-20-7                    13D              Page 12 of 18 pages

                  4. Shared power to dispose or direct the disposition:
1,299,607
              (c) Other than as described in Item 4 or Item 6 of this Schedule 13D/A, Owl Creek II, L.P. did not enter into any transactions in the Common Stock of the Issuer within the last sixty days. .
              (d) Owl Creek Advisors, LLC, the general partner of Owl Creek II, L.P., has the power to direct the affairs of Owl Creek II, L.P., including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.
              (e) Not applicable.

       C. Owl Creek Advisors, LLC
              (a) Aggregate number of shares beneficially owned: 1,464,966
                  Percentage: 6.8%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 1,464,966
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition:
                     1,464,966
              (c) Other than as described in Item 4 or Item 6 of this Schedule 13D/A, Owl Creek Advisors, LLC did not enter into any transactions in the Common Stock of the Issuer within the last sixty days.
              (d) Owl Creek Advisors, LLC, as the general partner of Owl Creek I, L.P. and Owl Creek II, L.P., has the power to direct the affairs of Owl Creek I, L.P. and Owl Creek II, L.P., including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Mr. Altman is the managing member of Owl Creek Advisors, LLC and in that capacity directs its operations.
              (e) Not applicable.

       D. Owl Creek Asset Management, L.P.
              (a) Aggregate number of shares beneficially owned: 2,257,433
                  Percentage: 10.5%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 2,257,433
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition:
                     2,257,433
              (c) Other than as described in Item 4 or Item 6 of this Schedule 13D/A, Owl Creek Asset Management, L.P. did not enter into any transactions in the Common Stock of the Issuer within the last sixty days.
              (d) Owl Creek Asset Management, L.P., as the investment manager to Owl Creek Overseas Fund, Ltd. and Owl Creek Overseas Fund II, Ltd., has the power to direct the investment activities of Owl Creek Overseas Fund, Ltd. and Owl Creek Overseas Fund II, Ltd., including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares. Mr. Altman is the managing member of the general partner of Owl Creek Asset Management, L.P. and in that capacity directs its operations.
              (e) Not applicable.

CUSIP No. 887151-20-7                    13D              Page 13 of 18 pages

       E. Jeffrey A. Altman
              (a) Aggregate number of shares beneficially owned: 3,722,399
                  Percentage: 17.4%
              (b) 1. Sole power to vote or direct vote: -0-
                  2. Shared power to vote or direct vote: 3,722,399
                  3. Sole power to dispose or direct the disposition: -0-
                  4. Shared power to dispose or direct the disposition:
                     3,722,399
             (c) Other than as described in Item 4 or Item 6 of this Schedule 13D/A, Mr. Altman did not enter into any transactions in the Common Stock of the Issuer within the last sixty days.
              (d) Not applicable.
              (e) Not applicable.

              Based on the LJH 13D, as amended to April 24, 2006, the Reporting Persons believe that the LJH Parties, or some of them, are the beneficial owners of an aggregate of 15,385,812 shares of Common Stock, representing 71.8% of the outstanding Common Stock. Combined with the 15,385,812 shares of Common Stock owned of record by LJH, the Reporting Persons and LJH together own 19,208,211 shares of Common Stock, representing 89.12% of the outstanding Common Stock. The Reporting Persons disclaim any beneficial interest in the Common Stock owned by LJH.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

              In connection with the matters described herein, LJH, Newco and the Owl Creek Parties have entered into an Amended and Restated Transaction Agreement dated as of April 20, 2006 (the "AMENDED TRANSACTION AGREEMENT"). A copy of the Amended Transaction Agreement is filed as Exhibit A to this Schedule 13D/A, is incorporated by reference herein and its summary qualified in its entirety to the full text of the Amended Transaction Agreement.

     In accordance with the Initial Transaction Agreement (the "Initial Transaction Agreement"), LJH entered into an Assignment and Acceptance (the "ASSIGNMENT AND ACCEPTANCE") dated as of April 10, 2006, among Monroe, Fortress and Monroe Investments, Inc., as assignors (collectively, the "ASSIGNORS"), and LJH, as assignee, providing for the purchase of the Monroe/Fortress Facility by LJH on the terms and conditions stated therein, which terms include a cash payment to Fortress in respect of the principal, accrued interest, fees and expenses of Fortress of an amount of approximately $18.4 million (the "MONROE/FORTRESS FACILITY PURCHASE PRICE"). The Investment Manager, on behalf of some of the Owl Creek Parties executed and delivered to LJH a Participation Agreement dated as of April 10, 2006 (the "INITIAL PARTICIPATION AGREEMENT") providing for the participation in the Monroe/Fortress Facility by the Investment Manager, on behalf of the Owl Creek Parties, on the terms and conditions stated therein and its agreement to fund 19.48% of the Monroe/Fortress Facility Purchase Price. These transactions were funded and closed on April 10, 2006.

     On April 20, 2006, LJH agreed with the Issuer to amend the Monroe/Fortress Facility to resolve the Defaults thereunder and provide the $6 million cash Working Capital Infusion pursuant to the Monroe/Fortress Facility Amendment, approximately 19.48% of which was funded through a participation by the Owl Creek Parties pursuant to the Amended Participation


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CUSIP No. 887151-20-7                    13D              Page 14 of 18 pages

Agreement. On April 20, 2006 LJH also entered into the related Intercreditor Agreement with CIT. In response to these actions, CIT agreed to amend the terms of the CIT Facility pursuant to an Amendment No. 4 to Financing Agreement between CIT as Agent and sole lender and the Issuer, which has resolved certain existing events of default under the CIT Facility and increased the amount of funding available under that facility.

     The Initial Participation Agreement was filed as Exhibit B to Amendment 3 to the Reporting Persons' Schedule 13D, is incorporated herein by reference, and its summary qualified in its entirety to the full text of such Initial Participation Agreement. The Initial Participation Agreement was amended as of April 20, 2006 (the "AMENDED PARTICIPATION AGREEMENT") to provide for, among other things, the participation by the Owl Creek Parties in its pro-rata funding of the Working Capital Infusion to the Issuer as described below. The Amended Participation Agreement is attached to this Schedule 13D/A as Exhibit B, is incorporated herein by reference and is qualified in its entirety by reference to the full text of the Amended Participation Agreement.

     As a condition to LJH's execution, delivery and performance of the Monroe/Fortress Facility Amendment and the making of the Working Capital Infusion, the Issuer and certain of its subsidiaries executed and delivered to LJH a Ratification Agreement and Release (the "Ratification and Release"), confirming the validity of the Monroe/Fortress Facility and waiving and releasing claims against LJH and its officers, directors, employees, attorneys, representatives, parents, affiliates, predecessors, successors or assigns including, the Owl Creek Parties with respect to its participation in the Working Capital Infusion. The summaries of the Monroe/Fortress Facility Amendment, the LJH/CIT Intercreditor Agreement and the Ratification and Release set forth herein are qualified in their entirety by reference to the full text of such agreements which have been filed (i) with respect to the Monroe/Fortress Facility Amendment and the LJH/CIT Intercreditor Agreement by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and (ii) with respect to Ratification and Release, by LJH in Amendment 12 to its Schedule 13D.

     The Amended Transaction Agreement also provides that for a period of 180 days from the execution of the Amended Transaction Agreement, (i) if LJH determines to sell its shares of Common Stock to any person, the Owl Creek Parties may elect to be included in that transaction, (ii) if either of the Owl Creek Parties or LJH receives an offer to purchase their Common Stock, they will first offer it to the other for purchase before they may sell it, (iii) each party must consult with the other prior to seeking a buyer of its shares of Common Stock and (iv) neither of the Investors may engage in transactions with the Issuer without the prior written consent of the other Investor.

     The Board of Directors of the Issuer has elected Mr. Cawthron as the Chief Executive Officer of the Issuer at the request of LJH, such action to be effective upon or within five days of the execution of the Monroe/Fortress Facility Amendment.

     Except as described in this Schedule 13D/A, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with



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CUSIP No. 887151-20-7                    13D              Page 15 of 18 pages

respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

CUSIP No. 887151-20-7                    13D              Page 16 of 18 pages

Item 7.       Materials to be Filed as Exhibits.


       Exhibit No.                     Description of Exhibit

            A Amended and Restated Transaction Agreement dated as of April 20, 2006, among LJH, Ltd., Owl Creek I, L.P., Owl Creek II, L.P., Owl Creek Overseas Fund, Ltd. and Owl Creek Overseas Fund II, Ltd.
            B First Amendment to the Participation Agreement dated as of April 20, 2006, among LJH, Ltd. and Owl Creek Asset Management, L.P.


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CUSIP No. 887151-20-7                    13D              Page 17 of 18 pages

                                   SIGNATURES

            After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  April 24, 2006

                                  /s/ JEFFREY A. ALTMAN
                                  ---------------------
                                  Jeffrey A. Altman, individually, and as
                                  managing member of Owl Creek Advisors, LLC,
                                  for itself and as general partner of
                                  Owl Creek I, L.P. and Owl Creek II L.P.,
                                  and as managing member of the general
                                  partner of Owl Creek Asset Management, L.P.,
                                  for itself and as investment manager to Owl
                                  Creek Overseas Fund, Ltd. and Owl Creek
                                  Overseas Fund II, Ltd.

CUSIP No. 887151-20-7                    13D              Page 18 of 18 pages

                                INDEX TO EXHIBITS


       Exhibit No.                     Description of Exhibit

            A Amended and Restated Transaction Agreement dated as of April 20, 2006, among LJH, Ltd., Owl Creek I, L.P., Owl Creek II, L.P., Owl Creek Overseas Fund, Ltd. and Owl Creek Overseas Fund II, Ltd.
            B First Amendment to the Participation Agreement dated as of April 20, 2006, among LJH, Ltd. and Owl Creek Asset Management, L.P.